Suite 700 - 838 West Hastings St. Vancouver, BC - V6C 0A6 IR: (647) 203-8793 www.makominingcorp.com TSX-V: MKO | OTCQX: MAKOF

November 26, 2025

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Enters Into a Definitive Purchase and Sale Agreement to Acquire the Mt. Hamilton Gold-Silver Project in Nevada from Sailfish Royalty

Mako Mining Corp. ("Mako" or the "Company") (TSXV: MKO; OTCQX: MAKOF) is pleased to announce that, further to its press release dated September 30, 2025, it has entered into a definitive purchase and sale agreement (the "Purchase Agreement") with Sailfish Royalty Corp. ("Sailfish") providing for the acquisition (the "Acquisition"), through Mako US Corp., of the Mt. Hamilton Gold-Silver Project (the "Mt. Hamilton Project") located in White Pine County, Nevada, USA, through the acquisition of 100% of Mt. Hamilton LLC ("MH LLC"), the direct owner of the Mt. Hamilton Project. In connection with the Acquisition, Mako has also entered into definitive agreements to grant to Sailfish a five-year gold stream (the "Gold Stream") and a subsequent 2% net smelter return royalty (the "NSR Royalty") on the Mt. Hamilton Project, which will take effect upon completion of the Acquisition. For further details regarding the proposed Acquisition, please refer to the Company's press release dated September 30, 2025. A copy of the Purchase Agreement will also be made available under the Company's SEDAR+ profile at www.sedarplus.ca.

Pursuant to the terms of the Purchase Agreement, Mako US has appointed and directed Sailfish, as its nominee, agent and bare trustee, to use the aggregate US$40 million purchase price paid by Sailfish for the Gold Stream and the NSR Royalty to fund the purchase price for the Acquisition. As of the date hereof, Sailfish has transferred to Mako US 100% of the beneficial ownership of the membership interests in MH LLC and the exercise of operational control over the Mt. Hamilton Project, including responsibility for all obligations, liabilities, costs and expenses associated therewith, but will continue to hold registered legal title to such membership interests until closing of the Acquisition. From the date of the Purchase Agreement until closing of the Acquisition, Sailfish will act as nominee, agent and bare trustee for and on behalf of Mako US and will take all such action as directed by Mako US in respect of the registered legal ownership of the membership interest in MH LLC.

Closing of the Acquisition is subject to certain closing conditions including acceptance of the TSX Venture Exchange (the "TSXV"), and the approval of the Company's shareholders and the approval of Sailfish's shareholders.

Gold Stream and NSR Royalty

Upon closing of the Acquisition and the transfer of the registered legal ownership of MH LLC from Sailfish to Mako US, Mako will commence gold deliveries to Sailfish under the terms of the definitive gold purchase agreement entered into governing the Gold Stream, consisting of: (i) a monthly delivery of gold for a period of 60 months, whereby Sailfish will purchase approximately 341.7 troy ounces of gold at a price equal to 20% of the London Bullion Market Association PM Fix price, but in any event not less than US$2,700 per ounce of gold and not more than US$3,700 per ounce of gold. Following completion of the 60 month Gold Stream, Sailfish will be entitled to the 2% NSR royalty on all mineral production with respect to the Mt. Hamilton Project for the life of the mine, pursuant to the terms of the definitive royalty agreement entered into governing the NSR Royalty. The Gold Stream will be secured against all present and after-acquired property of Mako and guaranteed by Mt. Hamilton LLC.

In the event Mako or Sailfish are unable to obtain the required shareholder and regulatory approvals in connection with completing the Acquisition, Mako and Mako US, as applicable, have agreed under the terms of the Purchase Agreement to repay the purchase amounts for the Gold Stream and NSR Royalty to Sailfish and terminate all definitive agreements related to the Acquisition, the Gold Stream and the NSR Royalty, and irrevocably direct Sailfish to transfer all beneficial and registered legal ownership of the membership interests in MH LLC and operational control of the Mt. Hamilton Project to Wexford Capital LP ("Wexford"), or a subsidiary thereof, who will elect to receive such transfer for a purchase price of US$40 million plus an amount equal to the then outstanding interest charges owing by Sailfish to Wexford under its credit facility with Wexford.

Technical Report Filed for Mt. Hamilton Open Pit Heap Leach Gold-Silver Project

A mineral resource estimate technical report for the Mt. Hamilton project (the "Mt. Hamilton Technical Report"), prepared by Advantage Geoservices Ltd., APEX Geoscience Ltd. and DRA Americas Inc., has been filed under the Company's SEDAR+ profile at www.sedarplus.ca, and is available on the Company's website at www.makominingcorp.com.

Related Party Transaction

As both Mako and Sailfish are controlled by Wexford, or private investment funds controlled by Wexford, Sailfish is considered to be a related party of Mako, and each of Mako and Sailfish are considered to be related parties of Wexford. As a result, the Acquisition (inclusive of the conditional Fallback Sale as described in further detail in the Purchase Agreement, should such sale become necessary) constitutes a related party transaction within the meaning of Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Pursuant to Section 5.5(a) and 5.7(1) of MI 61-101, Mako is exempt from securities law requirements to obtain a formal valuation and minority approval of its shareholders for the related party transaction under the requirements of MI 61-101 on the basis that the fair market value of the transaction is below 25% of Mako's market capitalization, as determined in accordance with MI 61-101.

Special Committee

As a result of the Acquisition constituting a related party transaction, and certain conflicts of interest as a result of cross-directorships held by each of Akiba Leisman, Chief Executive Officer of Mako and Asheef Lalani, director of Mako and Paul Jacobi, director of Mako, being a managing director of Wexford, the board of directors of Mako (the "Board") appointed a special committee (the "Special Committee") consisting of John Hick (Chair), Mario Caron, Laurie Gaborit and Eric Fier to assist in the independent evaluation and supervision of the transaction and to consider and make its recommendations to the Board. Following receipt of legal and financial advice, including receipt of a formal fairness opinion from Stifel Nicolaus Canada Inc. ("Stifel Canada"), and after taking into account the alternatives available to the Company, the Special Committee unanimously recommended that independent members of the Board approve the entering into of the Purchase Agreement and the definitive agreements to grant the Gold Stream and the NSR Royalty. Following the report of the Special Committee, the independent members of the Board (with Messrs. Leisman, Lalani and Jacobi each declaring his interest and abstaining from deliberations and voting) determined to approve the entering into of the definitive agreements, which was determined to be in the best interests of the Company and the consideration payable under the Acquisition was determined to be fair, from a financial point of view, to the Company.

Special Meeting of Shareholders

Under the Policies of the TSXV, Mako has determined to seek disinterested shareholder approval for the completion of the Acquisition, as a related party transaction, at a special meeting of shareholders, which is expected to be held by February, 2026.

Additional details regarding the terms and conditions of the Acquisition as well as the rationale for the approvals made by the Special Committee and the Board will be set out in the information circular which will be available under the Company's SEDAR+ profile at www.sedarplus.ca.

Advisors and Counsel

Stifel Canada is acting as financial advisor to the special committee of Mako, and Cassels Brock & Blackwell LLP is acting as Canadian legal counsel and Spencer Fane LLP is acting as United States legal counsel.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information about Mako, please contact Akiba Leisman, Chief Executive Officer, at (917) 558-5289 or aleisman@makominingcorp.com, or visit our website at www.makominingcorp.com and our profile on SEDAR+ at www.sedarplus.ca.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Statements in this news release, other than statements of historical facts, are forward looking statements. Forward- looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this news release includes, without limitation, Mako's intention to obtain shareholder approval for the Acquisition at a special meeting of shareholders expected to be held by February 2026; Mako's expectation of receipt of approval by the TSXV of the completion of the Acquisition; Mako's expectations regarding closing the Acquisition, and commencing the gold deliveries under the Gold Stream, following which period the NSR Royalty will commence; the potential fallback sale of beneficial and legal registered ownership and control of MH LLC and the Mt. Hamilton Project to Wexford in the event the requisite shareholder and/or regulatory approval, including acceptance of the TSXV, is not obtained by Mako and/or Sailfish;; and the expected fulfilment of all conditions to completing the Acquisition being met. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These risks include either the Company or Sailfish not obtaining the requisite shareholder and regulatory approval required to complete the Acquisition, in a timely manner or at all, and Mako remaining responsible for the interim period costs, expenses and liabilities in connection with the Mt. Hamilton Project; changes in market conditions and the execution of Mako's business strategies; as well as those risk factors discussed or referred to in the Company's disclosure documents filed with the securities regulatory authorities in Canada on SEDAR+ at www.sedarplus.ca. Although Mako has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors that could cause actual results or future events to differ materially from those expressed. Accordingly, readers should not place undue reliance on forward-looking information. Mako disclaims any obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws.